FactorShares Trust
35 Beechwood Road, Suite 2B
Summit, New Jersey 07901

October 26, 2015

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
Mr. Vincent J. Distefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	FactorShares Trust (the “Trust”) File Nos.: 333-182274 and 811-22310 BlueStar TA-BIGITech™ Israel Technology ETF

Dear Messrs. Minore and Distefano:

This correspondence is in response to the comment you provided to the Trust on October 23, 2015 with respect to the BlueStar TA-BIGITech™ Israel Technology ETF (the “Fund”).  For your convenience, your comment has been reproduced with the Trust’s response following the comment.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
comments from the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Comment 1.
Please explain why the Fund’s criteria for determining an Israeli company are appropriate with respect to Rule 35d-1. Please also confirm the specific criteria met by Amdocs, Opko Health, and Verint Systems that qualify them as “Israeli companies.”

Summary Response

 Section 35(d) of the Investment Company Act of 1940 (the “Act”), in substance, prohibits registered investment companies from adopting any name that the Commission finds is deceptive or misleading.  Section 35(d) authorizes the Commission, by rule, to define which names are materially deceptive or misleading.

The Commission adopted Rule 35d-1 to implement Section 35(d).  Rule 35d-1 provides in relevant part that a name suggesting that a fund focuses its investments in a particular country is materially deceptive and misleading unless (1) the fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in investments that are tied economically to the particular country suggested by its name and (2) discloses in its prospectus the specific criteria used by the fund to select these investments.1

1 Rule 35d-1(a)(3)(iii) also requires a fund to either (i) make its 80% policy a fundamental policy or (ii) adopt a policy to provide shareholders at least 60 days’ notice of any change to its 80% policy

The Fund has adopted a policy to invest under normal circumstances, at least 80% of its assets in the component securities of the TASE-BlueStar Israel Global Technology Index (the “Index”).  As a result, under normal circumstances, the Fund will invest at least 80% of its total assets in Israeli technology companies.  The Fund discloses in its prospectus the specific criteria that the Fund’s index providers, BlueStar Global Investors LLC d/b/a BlueStar Indexes (“BlueStar”) and the International Securities Exchange (”ISE,” and together with BlueStar, the “Index Providers”) use to determine whether an issuer qualifies as an “Israeli technology company.”  The specific criteria are included for ease of reference in Exhibit A.

The adopting release for Rule 35d-1 (the “Adopting Release”) indicated that the Staff considers a company to be tied economically to a country if the company’s assets are exposed to the economic fortunes and risks of the country indicated by its name.  In this regard, the Registrant notes that the Fund’s prospectus contains a detailed, formulaic explanation of the specific criteria pursuant to which a company qualifies as an Israeli company.  The prospectus also contains extensive disclosure regarding the range of quantitative and qualitative factors the Index Providers consider in determining the universe of companies deemed “Israeli technology companies,” including a company’s domicile; country of formation or founding; primary management, operational, or research and development location; tax status; source of revenue; and location of employees.

This disclosure, coupled with the detailed, formulaic explanation of the specific criteria that an issuer must meet to be considered an Israeli company, provides detailed information regarding quantitative and qualitative criteria considered by the Index Providers in determining whether an issuer will be considered an “Israeli company,” and even more specifically, an “Israeli technology company.”  Therefore, the Registrant respectfully submits that the prospectus contains disclosure sufficient to alert investors as to the considerations that the Index Providers (and therefore the Fund) will take into account in determining whether a security is tied economically to Israel and is an Israeli technology company.  Additional information regarding the Index, the Index Providers, how the Index is constituted and why it comports with the requirements of Rule 35d-1, and the specific qualifying criteria for the companies referenced in your comments is provided in the following section.

Additional Discussion

The Index Providers’ criteria for determining an “Israeli company,” and consequently the Fund’s criteria, are recognized by investors and experts on the Israeli technology sector as effectively creating a portfolio of companies that are economically tied to Israel.  Like the NASDAQ in the U.S., the Tel-Aviv Stock Exchange (“TASE”) has adopted a series of indices reflective of the Israeli economy, including the TA-100, which consists of the 100 companies with the highest market capitalization listed on the TASE (akin to the NASDAQ-100 in the U.S.).  The TASE-BlueStar Israel Global Technology Index, the Fund’s underlying index, is another one of the TASE indices.  The TASE describes the Index as providing “a benchmark for investors interested in tracking the broadest and deepest universe of publicly-traded Israeli technology companies irrespective of listing venue.”2  In its press release announcing the new index, the CEO of the TASE stated that the Index “provides international investors convenient access to Israeli high-tech companies trading on various markets.” The Registrant believes that the TASE professionals are among the best qualified individuals to determine whether the Index is reflective of companies tied economically to Israel.  In addition to being a TASE index, the Index has been licensed by investment professionals in Israel to serve as the underlying index for investment products sold to investors seeking exposure to Israeli technology companies, which further supports the investing public’s recognition that the Index is effective at identifying technology companies economically tied to Israel.

Investors seek exposure to Israeli technology companies because Israel has developed a reputation as the “Start-Up Nation,” and investors are seeking exposure to Israeli technology start-ups that evolve into publicly traded corporations with a global footprint.  The Index Providers’ criteria for determining Israeli companies were developed to capture Israel-related technology companies regardless of their listing venue.  The Index methodology was designed to address the fact that a significant number of Israeli technology companies choose to list their shares on exchanges other than the TASE due to Israel’s burdensome regulatory environment, Israel’s lower valuations and liquidity relative to certain other developed markets, and companies’ desire to list shares closer to their investor base.  The Registrant believes that investors in a fund marketed as an “Israel Technology” fund are seeking exposure to companies with significant ties to Israel at each stage in their evolution — in their start-up phase when they may be organized and have all of their operations and personnel in Israel and in their mature phase when they may have customers, facilities, and shares listed abroad but still maintain material economic ties to Israel.  To further assist investors in understanding the types of companies included in the Index, the following disclosure has been added to the Prospectus under “Additional Information about the Fund’s Investment Objective and Strategies”:

2 TASE-BlueStar Israel Global Index, Tel-Aviv Stock Exchange, http://www.tase.co.il/Eng/MarketData/Indices/TA-Bigitech/Pages/TA-BIGITech.aspx.

The Index includes technology companies with significant ties to Israel, although the specific ties qualifying an individual company for inclusion in the Index will depend on factors such as the company’s specific industry or business lines, the company’s size, and its sources of capital.  For example, the Index may include multinational companies that were founded in Israel and maintain a significant portion of their personnel, operations, or assets in Israel, but which have a majority of their personnel, operations, or assets spread across other countries.  In other words, the success of an Israeli company at raising capital, attracting customers, and generating profits outside Israel will not automatically exclude the company from being included in the Index.  Even after meeting the Index criteria, candidates for inclusion in the Index are screened by BlueStar’s Index Advisory Committee to ensure that a company’s satisfaction of the Index criteria is not outweighed by other aspects of the company that the Index Advisory Committee believes should disqualify the company from being considered an “Israeli technology company” and included in the Index.

The Index relies on BlueStar’s proprietary methodology and database of Israeli companies.  To compile a diversified portfolio of companies meeting investors’ expectations, the Index uses both quantitative and qualitative criteria to identify all technology companies that have material economic ties to Israel, including companies overlooked by other indices that rely on a single data point such as listing exchange or country of incorporation for their compilation.  Additionally, the BlueStar Index Advisory Committee serves as a final check to ensure a company that would not generally be considered “Israeli” by investors is not inadvertently included in the Index.

In proposing Rule 35d-1, the Commission proposed that a security be deemed to be “tied economically to the particular country” if it met just one of the following criteria:  (i) its issuer was organized under the laws of such country or had its principal place of business in such country; (ii) it was traded principally in such country; or (iii) during its issuer's most recent fiscal year, the issuer derived at least 50% of its revenues or profits from goods  produced or sold, investments made, or services performed in such country or had at least 50% of its assets in such country.  However, in adopting Rule 35d-1, the Commission expressly determined to not limit funds to the previously proposed criteria:

Most commenters addressing this aspect of the proposed rule opposed the two-part test, arguing that the specific criteria would be too restrictive because there may be additional securities that would not meet any of the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company's name.  We are persuaded by these comments, which are consistent with the historical position of the Division of Investment Management.  The disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name. (footnotes omitted)

While the Commission’s proposed criteria would enable an “Israel” fund to compile an index based on a single criterion (e.g., where the company is organized), the Index Providers believe that such an approach results in too narrow an index universe to accurately reflect investor expectations.  For example, a company organized under Israeli law, but having no customers, manufacturing or research facilities, or executives in Israel would satisfy the Commission’s proposed criteria, but would not be the type of company investors in an “Israel” fund would expect or want.

In contrast, the Index Providers developed a set of criteria designed to provide a more complete assessment of the aspects of a company that lead it to be economically tied to Israel and the type of company to which investors in an “Israel” fund expect and want exposure.  The Index Providers’ criteria evaluate both quantitative and qualitative aspects of a company to determine its qualification as an Israeli company.  The Registrant and the Index Providers believe that the Index criteria result in a significantly more accurate portfolio of companies tied to Israel based on investor expectations. As of October 26, 2015, the Index included companies meeting the following criteria:

•	97% of the Index constituents had at least 20% of their employees or long-lived assets in Israel
•	95% of the Index constituents had a major research and development center in Israel
•	77% of the Index constituents had a tax status in Israel or were incorporated in Israel
•	78% of the Index constituents have their headquarters in Israel
•	95% of the Index constituents have a majority of their directors or at least two executive officers in Israel
•	97% of the Index constituents’ business results would be materially altered without their Israeli assets
•	0% of the Index constituents are a subsidiary or non-Israel operating branch of an Israeli company

With respect to the three companies you noted in your comment, the basis for their inclusion in the Index as of the June 2015 reconstitution and additional background information is explained below:

Amdocs Inc. had significant economic ties to Israel because more than 20% of the company’s long-lived assets were located in Israel, at least two of its executive directors are in Israel, and its business results would be materially altered without its Israel operations.

Amdocs was founded in Israel in the 1980s and is recognized as an “Israeli high-tech company” by Globes, Israel’s daily financial newspaper.  Since its founding, Amdocs has evolved into being a provider of software and services to more than 250 communications, media and entertainment service providers in more than 90 countries.  In the TASE’s press release announcing the creation of the Index, the TASE noted that “Leading Israeli companies in the index include: Amdocs, Check Point, Mobileye, Stratasys and Mellanox.”

In Amdocs’ 2014 Annual Report, the company noted that a significant part of its workforce was located in Israel, including more than 20% of its software and information technology, sales and marketing employees.  The report notes that the company is “directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions.  Any major hostilities involving Israel could have a material adverse effect on [the company’s] business.”  Additionally, the report notes that Amdocs “lease[s] land and buildings for [its] executive offices, sales, marketing, administrative, development and support centers,” and that approximately one-third of the square footage leased by the company is located in Israel.

Multiple directors of Amdocs also have strong connections with Israel, including one director who was previously chairman of the Israel Association of Electronic Industries and one director who serves on the advisory board of the Israel Ministry of Defense.

Opko Health, Inc. had significant economic ties to Israel because the company had a major research and development center in Israel and the company’s stock is listed on the Tel-Aviv Stock Exchange.

Opko Health is currently included in the TA-100 Index and the TA-25 Index, which consists of the 25 largest companies listed on the Tel-Aviv Stock Exchange. In its 2014 Annual Report, the company reported more than 20% of its revenues coming from Israel.  The report also notes that the company “own[s] a specialty active pharmaceutical ingredients manufacturer in Israel, which we expect may facilitate the development of our pipeline of molecules and compounds for our proprietary products.”

Verint Systems Inc. had significant economic ties to Israel because the company had more than 20% of its long-lived assets and more than 20% of its employees in Israel, received benefits from the Israel Office of the Chief Scientist, and had business results that would be materially altered without the company’s Israel operations.

In its most recent Annual Report, the company reported that more than 25% of its employees and contractors were located in Israel.  The report noted that the company has “significant operations in Israel, including research and development, manufacturing, sales, and support.”  The company also stated that “[c]onditions in and our relationship to Israel may materially adversely affect our operations and personnel and may limit our ability to produce and sell our products or engage in certain transactions.”  The report noted that approximately one-third of the company’s property and equipment was located in Israel. Verint is recognized as an “Israeli high-tech company” by Globes, Israel’s daily financial newspaper.

Section 35(d) prohibits a fund from using a word in its name that the Commission finds materially deceptive or misleading.  The Registrant believes that the determination of whether a word is materially deceptive or misleading must be based on a reasonable investor’s expectations from the use of such word.  Given the information included in the Fund’s Prospectus, in prior correspondence with the Commission staff, in this letter, and, in particular, that Israel’s only public securities exchange has adopted the Index as a listing of Israeli technology companies, the Registrant believes that the word “Israel” in the Fund’s name cannot reasonably be construed as being “materially deceptive or misleading.”

The Registrant further notes, that, as required by Rule 35d-1, the Fund has adopted a policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in companies tied economically to Israel, has disclosed the specific criteria used for that determination, and has adopted a policy to provide at least 60 days’ notice to shareholders of any change to the policy.

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If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or W. Thomas Connor of Reed Smith LLP at (202) 414-9208.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

Exhibit A

An issuer qualifies as an “Israeli company” when it meets one criteria from Group A and one criteria from Group B; or meets one criteria from Group A and two criteria from Group C, as follows:

	Group A		Group B		Group C
●	At least 20% of the company’s employees are located in Israel	●	The company’s securities are listed on the Tel Aviv Stock Exchange	●	The company has a majority of its Board of Directors or at least two Executive Officers domiciled in Israel
●	At least 20% of the company’s long-lived assets are located in Israel	●	The company’s tax status is in Israel	●	The company’s business results would be materially altered without its Israeli assets. These assets may include but are not limited to: intellectual and human capital, or licenses to Israeli technology that materially affect revenue or R&D
●	The company has a major research and development (“R&D”) center in Israel	●	The company is incorporated in Israel	●	The company is a subsidiary or non-Israel operating branch of a company that would otherwise be considered Israeli
		●	The company maintains a headquarters in Israel or has a dual-headquarters in Israel

An issuer qualifies as a “technology company” when it meets one of the following criteria:

●	The company is defined as an “Information Technology” company by Standard & Poor’s Global Industry Classification Standard (“GICS”)
●	The company operates in one of the following Industries or Sub-Industries as defined by GICS:
o	Health Care Equipment and Supplies
o	Biotechnology
o	Life Sciences Tools & Services
o	Aerospace & Defense
o	Clean Energy and Clean Water Technology
o	Agriculture Technology
●	The company is a holding company of companies that operate predominantly as technology companies